UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated April 28, 2005 announcing that the company tightens security measures following information leak.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 28, 2005	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagatacho
Chiyoda-ku, Tokyo
Japan 100-6150

For Immediate Release

NTT DoCoMo Tightens Security Measures Following Information Leak

TOKYO, JAPAN, April 28, 2005 — NTT DoCoMo, Inc. announced today the implementation of stringent new security measures following a leak of the personal information of some mobile phone subscribers who had received special discounts after the Mid-Niigata Prefecture Earthquake in 2004. DoCoMo announced the leak on February 14.

The new measures are as follows:

1)	Enhanced monitoring of the security room

•	Increased number of monitoring cameras in the security room

•	Partitioned the security room, and restrictions on people moving from section to section

•	Decreased number of people allowed to enter the security room

2)	Enhanced security education

•	Company-wide employee education program on the importance of protecting and managing customer information / Warn all employees of the need to handle customer information appropriately during data processing and other work

•	Company-wide employee education program on the Personal Information Protection Law

3)	Enhanced monitoring of security measures

•	Examinations of operations and systems that handle customer information and immediate correction of problems

•	Periodic on-site inspections of departments including the security room that handle customer information

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Following the leak, DoCoMo conducted an internal investigation and cooperated with the Tokyo Metropolitan Police Department’s investigation.

DoCoMo has also decided to penalize Masao Nakamura, President and CEO, Kunio Ishikawa, Senior Executive Vice President, and an employee who was in charge of the issue to take responsibility for the leak of personal information.

The Ministry of Internal Affairs and Communications issued guidance to DoCoMo today in regard to the data leak and DoCoMo’s response. DoCoMo will thoroughly implement the new security measures to ensure that such leaks do not recur and to regain the confidence of customers and society as a whole.

For more inquiries, please contact:

Masanori Goto or Nobuo Hori

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

https://www.nttdocomo.com/presscenter/contact/form.html

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 44 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

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